         AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 14, 1998

                                                      REGISTRATION NO. 333-07123
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                 POST-EFFECTIVE
                               AMENDMENT NO. 2 TO
                                    FORM S-8
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                               AGRIBIOTECH, INC.
                      ----------------------------------
            (Exact Name of Registrant as Specified in its Charter)



               NEVADA                                      85-0325742
  ---------------------------------               ---------------------------
    (State or other jurisdiction                        (I.R.S. Employer
  of Incorporation or Organization)                  Identification Number)



                           120 Corporate Park Drive
                            Henderson Nevada 89014
                                (702) 566-2440
            ------------------------------------------------------
                   (Address of principal executive offices)

                        1994 EMPLOYEE STOCK OPTION PLAN
                           EMPLOYEE STOCK BONUS PLAN
                           (Full Title of the Plans)

                        DR. JOHNNY R. THOMAS, PRESIDENT
                           120 CORPORATE PARK DRIVE
                            HENDERSON NEVADA 89014
                                (702) 566-2440
          ----------------------------------------------------------
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
              NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

A COPY OF ALL COMMUNICATIONS, INCLUDING COMMUNICATIONS SENT TO THE AGENT FOR SERVICE, SHOULD BE SENT TO:

                            ELLIOT H. LUTZKER, ESQ.
                            SNOW BECKER KRAUSS P.C.
                               605 THIRD AVENUE
                          NEW YORK, N.Y.  10158-0125
                                (212) 687-3860
                         ----------------------------

                        CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                   Proposed Maximum            Proposed               Amount of
  Title of Each Class of                  Amount to be                 Offering                Maximum               Registration
Securities to be Registered                Registered              Price Per Share      Aggregate  Offering Price        Fee
------------------------------------------------------------------------------------------------------------------------------------
Stock Options                            3,315,776 (1)                     -                            -              (3)
                                         8,102,666 (2)                                                                 (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value                    750,000 (4)(5)               $ 2.00  (6)          $ 1,500,000           $   517.24 (13)
 $.001 per share                         1,225,000 (4)(5)               $ 2.12  (6)          $ 2,597,000           $   895.52 (13)
                                           200,000 (4)(5)               $ 3.00  (6)          $   600,000           $   181.82 (13)
                                           200,000 (4)(5)               $ 4.00  (6)          $   800,000           $   242.42 (13)
                                           200,000 (4)(5)               $ 5.00  (6)          $ 1,000,000           $   303.03 (13)
                                         2,000,000 (5)(4)               $ 6.344 (9)          $12,688,000           $ 3,844.85 (13)
                                            40,000 (5)(8)               $ 4.06  (6)          $   162,400           $    56.00 (13)
                                           300,000 (5)(8)               $ 2.00  (6)          $   600,000           $   206.90 (13)
                                           859,000 (5)(8)               $ 3.8125 (9)         $ 3,274,938           $ 1,129.29 (13)
                                           400,000 (8)                  $ 6.344  (9)         $ 2,537,600           $   768.97 (13)
                                           400,000 (11)                 $ 3.8125 (9)         $ 1,525,000           $   525.86 (13)
                                         2,098,500 (14)                 $ 3.00  (14)         $ 6,295,500           $ 2,170.86 (13)
                                            25,000 (14)                 $ 2.12  (14)         $    53,000           $    18.28 (13)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value                  2,068,000 (4)(5)               $13.6095 (6)         $28,144,750           $ 8,302.70
 $.001 per share                         2,000,000 (5)(7)               $17.50  (12)         $35,000,000           $10,325.00
                                         2,000,000 (5)(10)              $17.50  (12)         $35,000,000           $10,325.00
------------------------------------------------------------------------------------------------------------------------------------
                         Total  .................................................................................  $39,813.74 (15)
=================================================================================================================================

(1) Represents options granted or to be granted pursuant to the 1994 Employee Stock Option Plan, as amended (the "1994 Plan") of AgriBioTech, Inc. (the "Registrant").

(2) Represents options granted or to be granted to consultants and employees outside of the 1994 Plan (the "Non-Plan Options").

(3)  No registration fee is required pursuant to Rule 457(h)(2).

(4) Shares issuable upon exercise of the Non-Plan Options issued and outstanding.

(5) Includes an indeterminable number of shares of Common Stock which may become issuable pursuant to the anti-dilution provisions of the 1994 Plan or the Non-Plan Options, as the case may be.

(6) Calculated solely for the purpose of determining the registration fee pursuant to Rule 457(h)(1) based upon the per share exercise price.

(7)  Shares issuable upon exercise of Non-Plan Options available for grant.

(8)  Shares issuable upon exercise of options granted under the 1994 Plan.

(9) Calculated solely for the purposes of determining the registration fee pursuant to Rule 457(c) based upon the closing price of the Common Stock on the Nasdaq National Market when these shares were first registered.

(10) Shares issuable upon exercise of options available for grant under the 1994 Plan.

(11) Shares issued or issuable under the  Registrant's Employee Stock Bonus
     Plan.

(12) Calculated solely for the purpose of determining the registration fee pursuant to Rule 457(c) based upon the $17.50 closing price of the Common Stock on the Nasdaq National Market on August 13, 1998.

(13) This amount was paid when the securities were first registered on Registration Statement No. 333-07123 (filed June 28, 1996) or when Post Effective Amendment No. 1 was filed (filed July 24, 1997).

(14) Shares issued upon exercise of options at $2.12 and $3.00 per share.

(15) $28,952.70 is being paid with this Post-Effective Amendment No. 2 and $10,861.04 was paid when the shares were first registered. The number of securities associated with this additional fee being paid is 6,068,000 shares of Common Stock and 6,068,000 Options.

                               EXPLANATORY NOTE

    This post-effective amendment to the Registration Statement of the Company on Form S-8 (Registration No. 333-07123, filed on June 28, 1996, amended July 24, 1997) which covered 5,350,442 options included herein and is also intended to cover (i) an increase in the number of options authorized to be granted under the 1994 Plan from 1,600,000 to 3,600,000, and an increase of 4,068,000 Non-Plan Options, including 2,068,000 which have been granted to date, to be used in connection with acquisitions of companies and as inducements to employ persons not previously employed by the Company and the underlying shares of the Common Stock (hereinafter defined) of the Company (collectively, the "Options"), and
(ii) the exercise of the Options.

    The contents of the June 28, 1996 Registration Statement on Form S-8, as amended on July 24, 1997 (the "Form S-8"), except as amended hereby, are incorporated herein by reference.

PROSPECTUS

                               AGRIBIOTECH, INC.

                              11,418,442 Options

                               13,941,942 Shares

                         Common Stock, Par Value $.001


     This Prospectus has been prepared by AgriBioTech, Inc., a Nevada corporation (the "Company) and includes: an aggregate of 3,315,776 options ("Options") granted or to be granted under the AgriBioTech, Inc. 1994 Employee Stock Option Plan (the "1994 Plan"), 6,102,666 Options granted and 2,000,000 available to be granted outside of the Plan (the "Non-Plan Options") in connection with the Company's acquisition of other entities and as inducements to employ persons not previously employed by the Company and the shares of Common Stock issuable upon exercise of such options; and up to 400,000 shares issued or issuable under the Company's Employee Stock Bonus Plan. This Prospectus is also for use upon resale of 2,123,500 shares of the Company's common stock, par value $.001 per share (the "Common Stock"), outstanding and held by certain "affiliates" (as defined in Rule 405 under the Securities Act of 1933, as amended) of the Company (the "Selling Shareholders") who have acquired and may acquire additional shares of Common Stock upon exercise of options granted or to be granted under the 1994 Plan or under Non-Plan Options. The maximum number of shares which may be offered or sold hereunder is subject to adjustment in the event of stock splits or dividends, recapitalization and other similar changes affecting the Common Stock. It is anticipated that the Selling Shareholders will offer shares of Common Stock for resale at prevailing prices on the Nasdaq National Market. See "Plan of Distribution." The Company will receive none of the proceeds from the sale of the Common Stock offered hereby, but it will receive the exercise price upon exercise of options. All selling and other expenses incurred by individual Selling Shareholders will be borne by such Selling Shareholders.


        See "Risk Factors" beginning on page 5 for certain risks of an investment in the Common Stock.

                               ----------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This Prospectus also amends the Company's Prospectus dated June 28, 1996 and July 24, 1997.

                               ----------------

                The date of this Prospectus is August 14, 1998.

     The Company has not authorized any person to give any information or to make Share any representations in connection with sales of the shares by the Selling Shareholders other than those contained in this Prospectus. You should not rely on any information or representations in connection with such sales other than the information or representations in this Prospectus. The information in this Prospectus is correct as of the date of this Prospectus. You should not assume that there has been no change in the affairs of the Company since the date of this Prospectus or that the information contained in this Prospectus is correct as of any time after its date. This Prospectus is not an offer to sell or a solicitation of an offer to buy the Shares in any circumstances in which such an offer or solicitation is unlawful.

                            ----------------------

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities
Exchange Act of 1934, as amended (the "Exchange Act").   In accordance with the
Exchange Act, the Company files reports and other information with the Securities and Exchange Commission (the "Commission"). You may inspect and copy reports, proxy statements and other information filed by the Company at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at the Northeast Regional Office, Seven World Trade Center, New York, New York 10048, and at the Midwest Regional Office, 500 West Madison Street, Chicago, Illinois 60611-2511. You may also obtain copies of such material at prescribed rates, by writing to the Commission, Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549 or on the Commission's Worldwide Web site at http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-8 (the "Registration Statement") under the Securities Act with respect to the Shares offered hereby. This Prospectus, filed as part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Shares, you should refer to the Registration Statement and the exhibits thereto or incorporated by reference therein. Additional information concerning the Company may be found on the Company's Worldwide Web site at http://www.agribiotech.com. You may inspect the
                                ---------------------------
Registration Statement, including such exhibits, without charge at the public reference facilities maintained by the Commission, at the Commission's regional offices at the addresses stated above and on the Commission's Web site. You may also obtain copies of these documents, at prescribed rates, by writing to the Commission's Public Reference Room at the address set forth above.

                     INFORMATION INCORPORATED BY REFERENCE

     The Company has filed the following documents with the Commission, all of which are incorporated by reference into and made a part of this Prospectus:

          (i) the Company's Annual Report on Form 10-KSB (as amended on October 24, 1997, February 17, 1998 and August 11, 1998) for the fiscal year ended June 30, 1997 ("Form 10-KSB");

          (ii) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996 (as amended on July 12, 1996), September 30, 1997 (as amended on February 17, 1998 and August 11, 1998), December 31, 1997 (as amended on February 17, 1998 and August 11, 1998) and March 31, 1998 (as amended on August 11, 1998) ("Forms 10-Q");

          (iii) the Company's Current Reports on Form 8-K for October 30, 1996 (as amended on January 13, 1997, February 17, 1998 and August 11, 1998), May 15, 1997 (as amended on July 29, 1997, February 17, 1998 and August 11, 1998), June 18, 1997, August 22, 1997
                (as amended on September 26, 1997, February 17, 1998 and August 11, 1998), October 22, 1997, December 1, 1997, January 6, 1998
                (as amended on March 10, 1998, March 30, 1998 and August 11,
                1998), January 9, 1998 (as amended on March 10, 1998, March 30, 1998 and August 11, 1998), January 26, 1998, (as amended on March 30, 1998 and August 11, 1998), March 31, 1998, April 8,
                1998, May 22, 1998, June 23, 1998 and August 11, 1998 ("Forms
                8-K");

          (iv) the description of the Company's Common Stock, $.001 par value, contained in the Company's Registration Statement on Form 8-A (File No. 0-19352), filed July 11, 1995, pursuant to Section 12(g) of the Exchange Act including any amendment or report filed for the purpose of updating such information;

          (v) the Company's Proxy Statement dated January 20, 1998 for its Annual Meeting held on February 23, 1998; and

          (vi) all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment that indicates that all the securities offered hereby have been sold or that deregisters all the securities remaining unsold.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein may be modified or superseded for purposes of this Prospectus by a statement contained in this Prospectus or in any other document that is filed after the date of this Prospectus that also is or is deemed to be incorporated by reference herein. Any statement that is so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as modified or superseded.

     The making of a modifying or superseding statement shall not be deemed an admission that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make any statement not misleading in light of the circumstances in which it was made.

     Copies of all documents that are incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon a written or oral request to AgriBioTech, Inc., Attention: Secretary, 120 Corporate Park Drive, Henderson, NV 89014; telephone number (702) 566-2440.


             ACQUISITIONS, DESCRIPTION OF OTHER INDEBTEDNESS,

               RECENT DEVELOPMENTS AND WEB SITE DISCLOSURES

ACQUISITIONS

  Since the Company commenced its acquisition program in January 1995, it has acquired all or part of 29 seed companies and has signed agreements to acquire two aditional seed businesses, all as described in the tables below.

                                         APPROXIMATE
                                         REVENUE FOR
                                          LAST YEAR    APPROXIMATE
                                          PRIOR TO      PURCHASE
         AGRIBIOTECH          EFFECTIVE  ACQUISITION      PRICE
       ACQUISITIONS(1)          DATE    (IN MILLIONS) (IN MILLIONS)  DESCRIPTION OF BUSINESS
       ---------------        --------- ------------- ------------- ------------------------
 Seed Resource................  Jan 95       $ 1.6         $ 1.1     Distribution, production
                                                                     and research in Texas of
                                                                     proprietary sorghum,
                                                                     sudan grass, ryes &
                                                                     millets in the U.S.,
                                                                     Mexico and Europe.
 Scott Seed Company...........  Mar 95       $ 5.5         $ 1.5     Distribution of
                                                                     proprietary alfalfa
                                                                     varieties, clover
                                                                     varieties, pasture
                                                                     mixes, turfgrass
                                                                     varieties and corn
                                                                     hybrids in Kentucky and
                                                                     Southern Indiana.
 Hobart Seed Company..........  Apr 95       $ 3.3         $ 1.7     Distribution of alfalfa,
                                                                     field seeds and lawn and
                                                                     garden supplies in Okla-
                                                                     homa, Texas and Kansas.
 Sphar Seed Company...........  July 95      $ 2.1         $ 0.3     Markets proprietary al-
                                                                     falfa varieties, clover
                                                                     varieties, pasture mix-
                                                                     es, turfgrass varieties
                                                                     and corn hybrids
                                                                     throughout Kentucky and
                                                                     Southern Indiana.
 Halsey Seed Company..........  July 95      $ 1.2         $ 1.1     Distribution of alfalfa,
                                                                     field seeds and turf
                                                                     seeds in New York and
                                                                     New England.
 Arnold Thomas Seed Service...  Oct 95       $ 2.3         $ 0.9     Production and seed
                                                                     cleaning facilities in
                                                                     Washington with access
                                                                     to grass, clover and
                                                                     alfalfa seed production
                                                                     areas in the Northwest.
 Clark Seeds..................  Oct 95       $ 4.1         $ 2.2     Distribution, production
                                                                     and seed cleaning facil-
                                                                     ities in Idaho and Ore-
                                                                     gon.
 Doug Conlee Seed.............  Jan 96       $ 1.0         $ 0.6     Distribution of forages,
                                                                     proprietary sorghum and
                                                                     sudan grass germplasm
                                                                     from Texas.
 Beachley-Hardy Seed..........  Feb 96       $ 9.7         $ 4.1     Distribution of proprie-
                                                                     tary forage and
                                                                     turfgrass products,
                                                                     Roundup-ready soybeans
                                                                     and high-oil corn in the
                                                                     Northeast.
 Michigan Hybrid Seed.........  Jun 96         Nil           Nil     Distribution of proprie-
                                                                     tary alfalfa varieties
                                                                     and hybrid seed corn in
                                                                     Michigan.
 W-L Research and Germain's...  Sept 96      $22.2         $16.2     W-L is a leading alfalfa
                                                                     research company. See
                                                                     "Description of
                                                                     Business--Research and
                                                                     Development" in the Form
                                                                     10-KSB. This company has
                                                                     a strong base of
                                                                     franchised distributors
                                                                     in the U.S. and several
                                                                     foreign countries.
                                                                     Germain's is one of the
                                                                     oldest, best recognized
                                                                     regional seed companies
                                                                     in the Western U.S. with
                                                                     more people serving more
                                                                     Western States than any
                                                                     other forage or
                                                                     turfgrass seed company.
                                                                     The 127-year-old company
                                                                     markets hybrid corn,
                                                                     alfalfa, turfgrass,
                                                                     clover, pasture grass
                                                                     and clover crop seed in
                                                                     the Western U.S. &
                                                                     Mexico.
 E.F. Burlingham & Sons(2)....  Apr 97       $35.6         $ 9.6     Distribution, production
                                                                     and research in Oregon
                                                                     of turfgrass seed with
                                                                     many varieties scoring
                                                                     as leading performers in
                                                                     official national turf
                                                                     evaluation tests.
 Sexauer Seed.................  Apr 97       $10.3         $ 3.2     Distribution and produc-
                                                                     tion of forages in South
                                                                     Dakota with 106 years of
                                                                     history.
 Olsen Fennell Seeds..........  Jun 97       $28.6         $15.2     Distribution and
                                                                     production in Oregon
                                                                     with good germplasm in
                                                                     turf seeds and non-
                                                                     alfalfa forages.
 LaCrosse Seed................  Jul 97       $ 9.4         $ 7.0     Distribution of alfalfa,
                                                                     field seeds and
                                                                     turfgrass seeds in the
                                                                     upper Midwest.
 Lofts Seed(3)................  Jan 98       $74.7         $33.1     Distribution, production
                                                                     and research company,
                                                                     based in North Carolina.
                                                                     Lofts Seed is a premier
                                                                     turfgrass seed company
                                                                     with national and
                                                                     international sales.
 Seed Corporation of America..  Jan 98       $39.8         $ 9.2     Distribution of forage
                                                                     and turfgrass seed
                                                                     nationwide.
 Discount Farm Center.........  Feb 98       $ 5.9         $ 3.1     Distribution of forage
                                                                     small grains, other for-
                                                                     ages and birdseed in the
                                                                     Midwest.
 Kinder Seed..................  Feb 98       $ 3.1         $ 3.5     Distribution of forages
                                                                     and turfgrasses in the
                                                                     Northeast.
 Las Vegas Fertilizer.........  Jan 98       $16.0         $12.4     Distribution of
                                                                     turfgrass to golf
                                                                     courses and lawn and
                                                                     garden products to home
                                                                     improvement centers,
                                                                     mass merchandisers and
                                                                     nurseries in Nevada,
                                                                     California, Utah, Idaho
                                                                     and Wyoming.
 Ohio Seed Company............    Mar 98     $ 9.3         $ 3.8     Distribution of forages
                                                                     and turfgrasses in Ohio
                                                                     and Michigan.
 Van Dyke Seed................    Jan 98     $10.5         $ 8.2     Distribution and produc-
                                                                     tion of forage crops in
                                                                     Oregon.
 Zajac Performance Seed.......    Jan 98     $ 8.5         $ 6.6     Distribution and
                                                                     production of private
                                                                     label proprietary
                                                                     turfgrass varieties to
                                                                     independent wholesale
                                                                     distributors in New
                                                                     Jersey and Oregon.
 Peterson Seed Company........    May 98     $11.8         $ 6.3     Distribution of alfalfa,
                                                                     clovers, turf mixes and
                                                                     other forages.
 W-D Seed Growers Idaho.......   June 98     $14.2         $12.1     Production and seed
                                                                     cleaning facilities in
                                                                     Idaho and Nevada.
 Fine Lawn Research...........   July 98     $ 5.1         $ 2.7     A leading production
                                                                     company; owns several
                                                                     proprietary turf
                                                                     varieties that exhibit
                                                                     outstanding performance.
                                                                     Distribution of
                                                                     proprietary rye grass
                                                                     and turf type tall
                                                                     fescue to professional
                                                                     users.
 Geo. W. Hill of Indiana......   July 98     $ 4.9         $ 1.5     Distribution of alfalfa,
                                                                     clovers and turf mixes
                                                                     to farmers, homeowners
                                                                     and landscapers; will
                                                                     significantly strengthen
                                                                     ABT's midwest
                                                                     distribution base.
 Geo. W. Hill & Co............   July 98     $20.8         $ 6.3     Distribution of turf
                                                                     mixes, perennial rye
                                                                     grass, turf type tall
                                                                     fescue to homeowners and
                                                                     landscapers; also lawn
                                                                     and garden supplies,
                                                                     fertilizers and
                                                                     chemicals to retail
                                                                     stores and nurseries.
 Arrowhead Enterprises, Inc.
  (d/b/a J&M Seed Company).... August 98     $ 9.2         $ 3.4     Distribution of alfalfa,
                                                                     clovers, turf mixes,
                                                                     other forages, and
                                                                     reclamation seed
                                                                     products. The Company
                                                                     believes this to be an
                                                                     excellent complement to
                                                                     the existing
                                                                     distribution base in
                                                                     Kentucky and West
                                                                     Virginia.

--------

(1) Other than as described in notes (2) and (3) below, during the last five years none of the Company's significant acquisitions has been involved in a significant corporate transaction including, but not limited to (a) any bankruptcy, receivership or similar proceedings or (b) any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

(2) In May 1994, Douglas Pope and Greg McCarthy, the principal shareholders of E.F. Burlingham, who sold such company to ABT, purchased the Company from George Burlingham.

(3) Includes Lofts Seed Inc. and Budd Seed, Inc., which are companies under common control. The stockholders of Budd Seed, Inc. acquired Lofts Seed Inc. on June 28, 1996.

  The following two seed business acquisitions are pending, and are both expected to be completed in August 1998.

                                        APPROXIMATE
                                        REVENUE FOR
                                         LAST YEAR    APPROXIMATE
                           ANTICIPATED   PRIOR TO      PURCHASE
        AGRIBIOTECH         EFFECTIVE   ACQUISITION      PRICE
       ACQUISITIONS           DATE     (IN MILLIONS) (IN MILLIONS)  DESCRIPTION OF BUSINESS
       ------------        ----------- ------------- ------------- ------------------------
 Willamette Seed Company..  August 98      $41.8         $13.6(1)  Production and
                                                                   distribution of
                                                                   turfgrass seed to
                                                                   wholesale distributors
                                                                   in the U.S. and
                                                                   internationally; also
                                                                   distribution of
                                                                   fertilizer to farmers.
 Oseco....................  August 98      $ 9.4         $ 4.5(1)  Distribution of alfalfa,
                                                                   turf mixes, bluegrass,
                                                                   ryegrass, forage grasses
                                                                   and clovers to farmer
                                                                   dealers, elevators,
                                                                   nurseries and
                                                                   landscapers. Also owns a
                                                                   production facility for
                                                                   cleaning, processing of
                                                                   alfalfa and a seed
                                                                   coating plant.

--------

(1) Estimated based on signed agreements.

DESCRIPTION OF OTHER INDEBTEDNESS

 Revolving Credit Facility

  The Company entered into a Revolving Credit Facility (the "Revolving Credit Facility") pursuant to a Loan and Security Agreement dated as of June 23, 1998, with BankAmerica Business Credit, Inc. ("BABC"), as agent, and Deutsche Financial Services Corporation ("DFSC") as administrative agent and certain financial institutions, as lenders, including BABC and DFSC. Under the Revolving Credit Facility, the Company has a maximum borrowing availability of up to $100 million (subject to a borrowing base computation and compliance with certain financial covenants), and may borrow, repay and reborrow revolving loans and request BABC as agent to cause letters of credit to be issued for the account of the Company. The Revolving Credit Facility expires on June 23, 2001. As of August 13, 1998, the Company had borrowed approximately $53 million. The proceeds of the Revolving Credit Facility are used for working capital and other general corporate purposes.

  The Company may elect to borrow revolving loans under the Revolving Credit Facility as "LIBOR Loans" or "Base Rate Loans." Base Rate Loans are loans that bear interest at a variable rate equal to the "reference rate" of Bank of America National Trust and Savings and Association (the "Bank") plus 1.125% and LIBOR Loans bear interest at a variable rate of interest equal to the applicable "London Interbank Offered Rate" of the Bank plus 2.375% for a one, two or three month interest period, as selected by the Company. The variable rate of interest averaged 8.4% per annum at August 13, 1998.

  The Revolving Credit Facility is secured by collateral consisting of substantially all the assets (excluding fixed assets and real property) of the Company and its subsidiaries whether now owned or existing or hereafter acquired in which a security interest may lawfully be granted, including, without limitation, accounts receivable, inventory, intellectual property, the proceeds therefrom and all of the capital stock of the Company's subsidiaries. Each of the Company's domestic subsidiaries is a co-borrower under the Revolving Credit Facility and new acquisitions are required to become co-borrowers by signing a joinder agreement. The terms of the Revolving Credit Facility contain operating and financial covenants, including, without limitation, requirements to maintain minimum ratios of cash flow to debt service and a maximum ratio of total debt to equity. Standard & Poor's assigned its single "B" rating to the Revolving Credit Facility and a single "B" corporate credit rating to the Company.

 Bridge Facility

  The Company has entered into a bridge loan facility (the "Bridge Facility") pursuant to a Bridge Loan Agreement dated as of July 3, 1998 with Deutsche
Bank AG, New York Branch, which provided the Company with $15 million of unsecured bridge financing in connection with certain pending acquisitions. The Bridge Facility matures on January 4, 1999 and consists of Base Rate Loans and Euro-Dollar Rate Loans. The interest rate is 3.5% above the Base Rate or the Euro-Dollar Rate prior to September 7, 1998, 5.5% per annum above such rates from then to November 7, 1998 and 7.5% above such rates thereafter, and currently bears interest at a variable rate equal to 9.125% per annum.

 Long-Term Debt

  The Company currently has approximately $10.6 million of long-term debt secured by real estate and equipment. Such debt is repayable over periods of up to 10 years and bears interest at rates ranging from 7.3% to 10.0% per annum.

RECENT DEVELOPMENTS

 Biotechnology Alliances

  The Company's first biotechnology alliance, announced in March 1998, is its agreement to fund research by the Samuel Roberts Noble Foundation ("Noble") to use transformed plants to develop alfalfa with improved digestibility utilizing genes developed by Noble, a not-for-profit research institute located in Oklahoma. Digestibility is one of the major measures of hay quality and an important determinant of the price per ton.

  On July 24, 1998, the Company announced it had signed a letter of intent with Global Agro, Inc. ("Global Agro") to enter into a biotechnology license agreement and an equity stake agreement. As an equity owner in Global Agro, the Company will have worldwide rights, exclusive in certain crops, to technology at Global Agro, including rights to technology from The Salk Institute for Biological Studies. Global Agro has an agreement with The Salk Institute which will permit the Company to commercialize and license specific proprietary technologies developed by The Salk Institute's Plant Biology Laboratory. The Salk Institute is an equity owner of Global Agro. The Company's worldwide exclusive technology rights are for all turfgrass species and for all forage grasses and certain legumes.

  On July 27, 1998, the Company announced that it had signed a letter of intent with FFR Cooperative ("FFR") to form a long-term, worldwide research alliance to develop and commercialize improved proprietary seed products. FFR was founded approximately 40 years ago by several regional farmer owned cooperatives to breed genetically improved varieties of a number of crop species. FFR has a well established breeding program and germplasm base in a number of important forage species, including orchard grass, red clover, tall fescue and timothy and has breeding programs in alfalfa, corn, soybeans, and wheat. Under the agreement, the Company will market under private label new genetically improved varieties of orchard grass, red clover, tall fescue and timothy developed by FFR through the Company's worldwide distribution system. FFR members and affiliates will be the only other distributors of FFR varieties in those species. The agreement also provides for the Company to introduce genes into the forage germplasm using biotechnology tools and to market such improved products through the distribution system of the regional cooperative owners of FFR. See "Web Site Disclosures" below.

WEB SITE DISCLOSURES

  In the following paragraphs, the Company is disclosing information discussed in the Company's Web Site, including forward-looking information, that is not otherwise set forth in this Prospectus or incorporated by reference herein. Forward-looking and other statements in this section, as well as elsewhere in this Prospectus, reflect the good faith judgment of the Company's management, and were solely based on facts and factors known by the Company at the time such statements were made. Except where otherwise indicated, the following statements in this section have not been updated since they were made. Forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. The risks and uncertainties that could cause or contribute to such differences in results and outcome include without limitation, the Company's historical lack of profitability, need to manage its growth, intense competition in the seed industry, seasonality of quarterly results, as well as those factors discussed under "Risk Factors" and elsewhere in this Prospectus and in any documents that are incorporated into this Prospectus by reference.

  AgriBioTech Mission Statement. "To become the premier forage and turfgrass seed company in the world, while also providing a full service seed product line. AgriBioTech, Inc. is committed to providing superior, value added seed varieties and superior service. The ultimate goal is to achieve a 45% market share in forage and turf seed by the year 2000 with annual revenues exceeding $500 million."

  Chairman's Update--March 4, 1998. "Building "Franchise Value' will continue to be management's primary focus for the foreseeable future. The AgriBioTech vision has been to build a strong platform consisting of industry leading germplasm, industrial leading market share through an established distribution base, all managed by world-class experienced personnel who excel in developing and marketing value-added propriety products. I have always believed that the successful assembly of such a platform would make AgriBioTech the partner of choice for biotechnology developers wishing to participate in the forage and turfgrass seed sector. I am pleased to report that our platform is exceptionally strong and it appears we will achieve all the goals we had set for December 31, 2000 by December 31, 1998--two years ahead of schedule!"

  "Recent appreciation in the share prices and resulting market capitalization of DEKALB and Delta Pine within our peer group are due, in my opinion, to the "scarcity' of seed companies with large seed revenues, distribution base and exceptional germplasm. There are only a few companies that have these characteristics and we are one of them. Our revenues are substantially larger than the revenues of Delta Pine and almost equal to DEKALB's. Our germplasm base is exceptional! Consequently, I believe that AgriBioTech is grossly under-valued. Based on the market prices of AgriBioTech in relation to our peer group, compared to my current perception of the relative "Franchise Value' of AgriBioTech and our peer group, as CEO, I will not authorize AgriBioTech to file an underwritten public offering of its Common Stock while our share price is below $20 per share."

  "We expect to have several biotechnology agreements by June 30, 1998. Each of which will contribute to "Franchise Value' and maximizing shareholder value." This quote was subsequently qualified in the Chairman's Update dated June 22, 1998, as follows--"Biotechnology/Gene Access: ABT continues to negotiate with a large number of parties for gene access. Negotiations are proceeding well. As you know, I have indicated to shareholders that we expected to enter into a second agreement before June 30. This remains a possibility, but we will not hasten the process simply to meet my June 30 prognostication. Shareholders can rest assured that ABT is the "partner of choice' for a number of genes, from a variety of sources." As disclosed under "Recent Developments" above, and as set forth under "Company News" in the Company's Web Site, on July 27, 1998, the Company announced that it had signed a letter of intent with FFR Cooperative to form a long-term worldwide research alliance to develop and commercialize improved proprietary seed products. In its July 27, 1998 press release the Company stated that: "AgriBioTech management estimates that AgriBioTech's forage grass market share coupled with those who distribute FFR's products exceeds 55% in the United States."

  A graph from the Company's 1996 Annual Report to Shareholders was reproduced in response to shareholder questions on the time frame for gross margin increase through product shifts and implementation of classic consolidation efficiencies. The graph showed nominal profitability during the first two years with the curve starting to increase in year three, further increasing in year four, and then significantly increasing in year five.

  Furthermore, it was pointed out that significant integration could not begin until the Company achieved a minimum critical mass, first achieved in calendar 1998, as illustrated in the chart below. The following chart illustrated the Company's growth based on dates relative to the Company's annual meeting dates using estimates and approximations of ABT's relative size from acquisitions (completed and pending) to those dates:

                                                                      PROJECTED
                                   1/1/95 2/2/95 2/2/96 2/2/97 2/2/98  2/2/99
                                   ------ ------ ------ ------ ------ ---------
NUMBER OF COMPANIES (Acquired or
 Pending).........................    0       2      8     11     24     *30
NUMBER OF EMPLOYEES...............    5      50    165    200    730    *900
ANNUALIZED REVENUE $(MILLION).....    0      10     31     64    372    +500
STOCK PRICE $.....................    0    2.50   2.48   3.18  14.50       ?

--------------
* = Represents approximately equal to.

+ = Represents Greater than.


  April 1, 1998 Chairman's Update. Following the Company's entering into its first biotechnology alliance in March 1998 with the Samuel Roberts Noble Foundation ("Noble") to use transformed plants to develop alfalfa with improved digestibility utilizing genes developed by Noble, the following two statements were made under the subheading "Biotechnology/Gene Access":

  "Shareholders should evaluate each of our biotechnology agreements (including specific genes) on their contribution to our Franchise Value. Each gene and agreement contributes to our Franchise Value in two ways: the amount of potential increase in profit to our end user customers and the Company due to value created in the market (e.g., additional profit per acre X number of acres); and, cost to the Company to gain access to a gene or technology, as measured by development expense and royalties owed during marketing."... "Digestibility is one of the major measures of hay quality and an important determinant of price per ton. Small increases in digestibility result in large increases in the value of the hay crop. A 1% increase in digestibility would significantly increase the value of hay as a feed for milk or meat production. Such an increase applied to the entire hay crop in the U.S. would translate into a $500 million increase in the value of hay harvested at the end user level. Given the four year harvest life of varieties, this translates into $2.0 billion of extra hay value." [See "Recent Developments" above.]

  "Negotiations for additional acquisitions continue as we seek to reach an annualized revenue base of $500 million by December 31, 1998, two full years ahead of our original schedule."

  The following statement was made under the subheading "Equity Funding"--"The $30.5 million equity placement helped us achieve the following important goals: . . . Broadened our shareholder base with quality investors who understand the seed industry and consequently are likely to be long-term holders of seed stocks."

  June 22, 1998 Chairman's Update. Monsanto (MTC) Acquisition of DEKALB (DKB) and Delta & Pine Land (DLP). "The May 11, 1998 announcement of the acquisition of DEKALB Genetics Corporation and Delta & Pine Land by Monsanto at a purchase price of over 7 times revenues was an excellent validation of AgriBioTech's management strategy. Our "Franchise Value' focus is to make ABT a mirror image of Pioneer and Delta & Pine Land (industry leading market share, industry leading germplasm and research, and world class value added/operations personnel). These two acquisitions, coupled with previous investments by Dupont (DD) in Pioneer (PHB) and Dow (DOW) in Mycogen (MYCO) are certainly positive developments for AgriBioTech. Shareholders should recognize that ABT management has achieved only a portion of our "Franchise Value' goals. Consequently, shareholders should not expect a valuation today of 7 times revenue. However, it is reasonable to expect valuation multiples greater than today's 2.5 times revenue multiple. The "Franchise Value' tasks which need to be accomplished in the short term can best be accomplished by current management. Consequently, it is most likely that an initial equity investment (if any) by one of the larger life science companies would be a minority ownership investment at this time."

  Monsanto/Research Seeds Alfalfa Agreement--"Roundup Ready(R) alfalfa will be an important value added trait, but there are a number of other genes which will contribute more value to the end user, such as ABT's digestibility work with The Noble Foundation. ABT is focusing initial resource commitments on traits with maximum economic value and for which we can negotiate "freedom to operate' through commercialization, not just "freedom to operate' through research and development."

  Financial Information. Human Assets. The Company announced that on January 1, 1998 two key positions were filled, that of President and Chief Operating Officer and Vice President, Director of Research. The respective biographies of Kent Schulze, President, and Dr. Thomas B. Rice, Vice President, appear in the Company's Proxy Statement dated January 20, 1998. See "Information Incorporated by Reference."

  This section includes the following biographies of various other employees which also appear in the Company's 1997 Annual Report to Shareholders, none of whom, except Dr. Rice, are executive officers of the Company.

  "Dr. Thomas B. Rice, Vice President, Director of Research, who will join the Company January 1, 1998 was formerly with DEKALB Genetics Corporation, where he served 10 years as Director of Research and subsequently as President and Chief Operating Officer of DEKALB Plant Genetics, a subsidiary. Tom was the architect of DEKALB'S highly successful biotechnology effort, starting at Pfizer in 1976 where he initiated, managed and directed the plant biotechnology effort. This program later became DEKALB's highly productive effort as a result of a joint venture with Pfizer. Tom's program developed the first genetically engineered corn and received the first product patents for corn, covering insect resistance (Bt), herbicide tolerance and improved nutritional quality. During his seed industry career, Tom has had direct management experience in the areas of international subsidiaries, strategic alliances, breeding and biotechnology R&D, intellectual property rights, strategic planning and technology transfer. He will lead ABT's R&D and biotechnology efforts to optimize the Company's planning and investments in this critical area and in exploring the possibilities associated with licensing in and/or collaborating in the development of biotechnology traits, products and processes. Tom received a Ph.D. in genetics from Yale University in 1973, and was a Post-Doctoral fellow of Brookhaven National Laboratory and a Research Associate at Michigan State University before joining Pfizer.

  Keith Sandberg, National Sales Director, was formerly Area Manager for the Central and Southern Regions of Cargill Hybrid Seeds, a division of Cargill, Inc., the largest privately owned company in the U.S. Keith was responsible for the sales and commercial development activities to support Cargill's corn, alfalfa and sorghum product lines. From 1987 to 1993, Keith was responsible for Sales, Sales Administration and Technical Services, Central and Southern Regions, for Cargill, based in Aurora, Illinois. Keith managed all sales and agronomy activities for Cargill's seed products in the Central and Southern regions, and had primary responsibilities for managing the integration of the seed brands PAG, Paymaster and Cargill. From 1981 to 1987, Keith managed North American Sales for the Paymaster Brand and had product line responsibility for Cargill's corn business in Canada.

  Bruce J. Ceranske, General Manager of W-L Research, was formally a District Sales Manager for all or parts of Wisconsin, Minnesota, Michigan and Iowa, for Cargill Hybrid Seeds based in Waupaca, Wisconsin since 1989. In addition, Bruce was selected to Cargill Hybrid Seeds Corn Business Management Team and Forage Management Team, which selected corn and alfalfa germplasm for production, and commercialization. Currently, Bruce is managing W-L Research, based in Evansville, Wisconsin. W-L Research is a world leading alfalfa research company with varieties marketed globally.

  Keith Flynn, Forage Business Unit Director, holds a BS degree in Plant Breeding & Genetics from the University of Reading, England. Keith was formerly Vice President of Alfalfa, Wheat and International (1994 to 1997) for Agripro Seeds, a wholly owned subsidiary of Helena Chemical Co. Keith directed three profitable business units with research, production, sales and marketing as direct reporting functions. From 1972 to 1994, Agripro Seeds and its predecessors were owned by Shell Oil and The Royal Dutch Shell Group. Keith held increasingly important positions in sales, marketing, product management and general management. He has extensive knowledge of both national and international seed business and brings 25 years of broad seed experience to ABT.

  Doug Elkins, Western Regional Sales Manager joined Germain's Seeds in 1978 as a Washington State Sales Representative. He was promoted to Sales Manager in 1980, to Division Manager in 1987 and to Chief Executive Officer in 1992. Prior to joining Germain's, Doug was employed at Ferry Morse Seed Company and Helena Chemical. He has 24 year of experience in the seed business and served as President of the Pacific Seed Association and currently serves as President of the California Seed Association and holds a position on the California Seed Advisory Board. As the Western Regional Sales Manager he has the primary responsibility and oversight of sales and marketing for the western region of ABT which includes Germain's Seeds and Hobart Seed Co.

  Greg S. Fennell started in the seed business as a shipping coordinator in 1979, became active in seed sales in 1980 and in 1986 co-founded Olsen Fennell Seeds, Inc. with James E. Olsen. They developed Olsen Fennell into an industry leading turf and forage seed company with revenues in excess of $35 million. Greg's primary responsibility at Olsen Fennell is income production where he dedicates most of his time to distributor sales and the creation and implementation of marketing plans for proprietary turf and forage grasses. He is responsible for international sales, and concentrates much of his domestic marketing efforts in the Midwestern and Southern states. Greg graduated from the University of Oregon with a major in Business Management.

  Greg McCarthy's career in the seed business began in 1976 as an agronomist and field representative for E.F. Burlingham & Sons. Greg is experienced in various aspects of seed management procurement and international sales. Greg and Doug Pope purchased Burlingham in 1994 and have guided the company into becoming an industry leading turf and grass seed research, production and distribution company with net sales in excess of $36 million. Greg is responsible for directing Burlingham's research and development department. He also is responsible for the procurement and purchasing of seed, including the program for production of proprietary seed varieties and maintaining relationships with seed growers. Greg graduated from Oregon State University with a major in Agronomic Crop Science.

  James E. Olsen started in the seed business in 1983 as a sales trainee at DM Combs, Co., and in 1986, co-founded Olsen Fennell Seeds, Inc. with Greg Fennell. They developed Olsen Fennell into an industry leading turfgrass and forage seed company with revenues in excess of $35 million. James is responsible for oversight of all production contracts, grower relations and breeding work for Olsen Fennell Seeds. He also has responsibilities for domestic sales on proprietary products for both turfgrass and forage seeds. He graduated from Willamette University with a major in Philosophy.

  Michael Peterson, Ph.D., Director of Research, W-L Research, Inc., joined W-L Research, Inc. in 1982. His responsibilities include the coordination of all alfalfa breeding and product development activities at the four W-L alfalfa research stations. He is also responsible for technical product support for the W-L Research franchise and private label sales as well as coordination of all W-L contract and joint venture projects. He attended the University of California at Davis where he received a Bachelor of Science degree in Agronomy in 1978. Mike also attended the University of Minnesota where he received his Masters of Science and a Doctoral degree in Plant Breeding in 1982.

  Doug Pope started in the seed business in 1983 when he joined E. F. Burlingham & Sons. Prior to that he was an Account Executive for the Bell Telephone System. Doug and Greg McCarthy purchased Burlingham in 1994 and led it into becoming an industry leading turf and grass seed research, production and distribution company with revenues in excess of $36 million. Doug is the Chief Operating Officer of Burlingham and is responsible for domestic sales which includes program and product development for Burlingham's customer base. Doug oversee's the daily functioning of Burlingham including shipping and warehousing. Doug graduated from Penn State University with a major in finance.

 1997 Annual Report to Shareholders

  Dear Fellow Shareholders Letter

  "In 1995, we set out to consolidate two important seed sectors and gain 45 percent market share by the year 2000; we are 12 to 18 months ahead of our target schedule for achieving this goal. The annualized revenues from our completed acquisitions mean that today we are approximately double the size in market share of the second leading company. When pending acquisitions are closed, the Company's market share position will be roughly 3.5 times that of the largest competitive forage and cool season turfgrass seed company."

  "To date, the Company has maintained historical revenues while increasing same store sales by roughly 7 percent as a result of our consolidation strategy."

  "In Fiscal 1998, we expect to achieve full-year profitability because our Company now has a strong platform of research and development through traditional genetic breeding programs, seed processing plants, and national and international distribution and sales networks for most forage and cool-season turfgrass species."

  "We have strong management. We are number one in market share, and we have an industry-leading germplasm position. We expect continued growth in sales, assets and equity in 1998."

  "Respected and knowledgeable analysts predict that the agricultural biotechnology market will grow to $12 to $14 billion a year within seven to eight years."

  Industry And Strategy Review

  "Recently, however, margins in the industry have begun to expand as increasingly larger and more sophisticated farmers and other users have moved away from public varieties toward higher yielding proprietary varieties. Proprietary varieties have desirable attributes such as improved nutritional quality and disease and insect resistance. Additionally, protection of intellectual property in the seed industry (variety rights) has recently been firmly established by federal legislation (1994) and an important and favorable U.S. Supreme Court ruling for seed companies (1995).

  Prior to the launch of ABT's acquisition plan in 1995, no seed company achieved the necessary size and scope of operations in the forage and turfgrass seed sectors to develop higher yielding and better performing proprietary varieties for national markets. The leading U.S. and global seed companies and industry players--Pioneer Hi-Bred International, Inc., DEKALB Genetics Corporation, Novartis AG, Delta and Pine Land Company, Monsanto Co., and The Dow Chemical Company--have focused on and invested in other important seed sectors like corn, cotton and vegetables. The leaders in these sectors have used investment in traditional seed breeding R&D and vertical integration to generate annual returns on equity in the 20 percent range, and because of their leadership positions are now realizing sizable additional returns and profits due to the commercialization of higher-value biotechnology-based seed products."

  Biotechnology and Biotechnology Access

  "The impact of biotechnology on the value of agricultural crops can be great. The soybean crop in the U.S. is a present day example of what can happen when value-added, biotechnology produced seeds are developed and marketed. Prior to the introduction of Roundup Ready(R) soybean seed in the U.S. (seed genetically engineered to be tolerant to a specific, efficacious and cost-effective herbicide) farmers spent between $800 and $900 million on soybean seed in the U.S. In 1998, 20-25 percent, of all U.S. soybean acres are expected to be planted with these seeds generating increased value for seed companies and the technology's owner of $200 to 250 million."

  Functional Planning, Vertical Integration and Efficiencies

  "Market share at the acquired companies has been maintained. In fact, sales and revenues growth have been realized at certain, key combined operations. Improved customer service and a superior product offering, among other things, accounts for this and is indicative of what the Company intends to achieve and improve upon with other acquired businesses.

  Management believes that these planning, integration and optimization efforts are typical of others to come as the Company grows and builds upon its acquisition program success. Operationally, Management's plans are to increase the profitability of both the Company and its customers by implementing the [following strategies]."

                                  RISK FACTORS

    This Prospectus (including without limitation the following Risk Factors) contains forward-looking statements (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) regarding the Company and its business, financial condition, results of operations and prospects. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in the Prospectus.

    Although forward-looking statements in this Prospectus reflect the good faith judgment of the Company's management, such statements can only be based on facts and factors currently known by the Company. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include with limitation those discussed below as well as those discussed elsewhere in this Prospectus and in any documents that are incorporated into this Prospectus by reference. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this Prospectus. The Company undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Prospectus. Readers are urged to carefully review and consider the various disclosures made by the Company in this Prospectus, the Company's Annual Report on Form 10-KSB for the year ended June 30, 1997, as amended, as well as the various other documents listed under the heading "Information Incorporated By Reference," all of which have been filed with the Commission, and attempt to advise interested parties of the risks and factors that may affect the Company's business, financial condition and results of operations and prospects.


    Recent Rapid Growth; Ability to Manage Growth.  The Company has acquired all
    ---------------------------------------------
or part of 29 companies in the forage and turfgrass seed sector since January 1, 1995, has signed agreements to acquire two additional seed companies (the "Pending Acquisitions"), and intends to expand current levels of operations. The Company has experienced significant revenue growth and has expanded the number of its employees and the geographic scope of its operations. These factors have resulted in increased responsibilities for management personnel. This rapid growth has placed and may continue to place significant demands on the Company's management, technical, financial and other resources. In addition, successful expansion of the Company's operations will depend on, among other things, the Company's ability to attract, hire and retain skilled management and other personnel, secure adequate sources of seed on commercially reasonable terms and successfully manage growth, none of which can be assured. To manage growth effectively, the Company will need to improve operational, financial and management information systems, procedures and controls. There can be no assurance that the Company will be able to manage its future growth effectively, and failure to do so could have a material adverse effect on the Company's business, financial condition and/or operating results. See "Management's Discussion and Analysis or Plan of Operations" in the Form 10-KSB and "Management's Discussion and Analysis of Financial Condition and Results of Operation" in the

Forms 10-Q (collectively, "MD&A"), and "Description of Business - Acquisition Program" in the Form 10-KSB.

    Integration of Acquisitions.  The Company is in the process of integrating
    ---------------------------
its recent acquisitions, and intends to expand current levels of operations
through additional acquisitions.   The Company's future success depends upon its
ability to combine the operations of its acquired subsidiaries into a vertically integrated company. The Company's acquired subsidiaries, many of which are geographically disparate, represent the full spectrum of the forage and turfgrass seed production, processing, sales and distribution process. The Company's prospects must therefore be evaluated in light of the problems, expenses, delays and complications associated with operating, managing and integrating a large group of businesses and/or subsidiaries. There can be no assurance that the Company will be able to effectively integrate the acquired subsidiaries, and failure to do so could have a material adverse effect on the Company's business, financial condition and/or operating results. See "MD&A" and "Description of Business - Acquisition Program" in the Form 10-KSB.

    No Assurance of Future Acquisitions.  The Company has experienced
    -----------------------------------
significant growth in net sales, from approximately $26 million in the fiscal year ended June 30, 1996 ("Fiscal 1996") to $66 million in the fiscal year ended June 30, 1997 ("Fiscal 1997"), and to pro forma net sales of approximately $407 million for Fiscal 1997 reflecting completed acquisitions and the Pending Acquisitions. This growth is attributed primarily to the Company's acquisitions. The Company's future growth will depend upon its ability to continue to make acquisitions, as well as increase sales from existing operations, neither of which can be assured.

    While the Company has been able to complete 29 acquisitions during the last three and one half years, the Company may not make as many acquisitions in the future as a result of, among other things, its achieving its leading market position. The Company generally intends to seek to acquire companies that specialize in research and development, processing, and distribution. The Company is unable to predict whether and when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed. The Company may, in certain circumstances, compete for acquisition candidates with entities that have substantially greater resources than the Company.

    Potential Liabilities Associated with Acquisitions.  The businesses acquired
    --------------------------------------------------
by the Company may have liabilities that the Company did not discover or may have been unable to discover during its pre-acquisition investigation, including liabilities arising from environmental contamination or non-compliance by prior owners with environmental laws or regulatory requirements, the provisions of which may change in the future with retroactive effect, for which the Company, as a successor owner, may be responsible. Any indemnities or warranties may not fully cover such liabilities due to their limited scope, amount or duration, the financial limitations of the indemnitor or warrantor, or for other reasons. Therefore, in the event the Company is held responsible for the foregoing liabilities, the Company's operations may be materially adversely affected.

    Development of New Products.  The Company continues to develop new,
    ---------------------------
genetically superior forage and turfgrass varieties. The Company believes that the development and marketing of such elite varieties will play a key role in the Company's success. There can be no assurance that the Company will develop such genetically superior strains either on its own or with industry partners.

If the Company is unable to develop and successfully market new product lines, this could have a material adverse effect on the Company's business, financial condition and results of operations. See "Description of Business--Research and Development" in the Form 10-KSB.

    Market Acceptance.  Potential investors should be aware that even if the
    -----------------
Company is successful in developing genetically superior strains as stated above, there can be no assurance that there will be a market for such products; or, if such a market develops that the Company will be able to recoup the costs associated with the development of these products. If the Company is unable to effectively market products it has developed at prices sufficient to (i) cover the Company's costs and (ii) generate adequate return on the Company's capital, the Company's business, financial condition and results of operations may be materially adversely affected.

    Reliance on PVPA and Proprietary Rights.  The Company owns proprietary
    ---------------------------------------
varieties for a number of forage and turfgrass species that are protected under the Plant Variety Protection Act ("PVPA") and is seeking to acquire and/or develop other varieties protected by the PVPA. The PVPA prohibits others from selling seed of those proprietary varieties for 20 years, after which such protection expires. The inability to develop protected varieties could have a material adverse impact on the Company's business, financial condition and results of operations. There can be no assurance that any proprietary rights owned by the Company or licensed from third parties will not be challenged, invalidated, or circumvented, or that the rights held by the Company will provide any competitive advantage, or that the Company's competitors will not possess protected varieties that perform better than those of the Company. The Company could also incur substantial costs in asserting its proprietary rights against others, including any such rights obtained from third parties, and/or defending any infringement suits brought against the Company. See "Acquisitions, Description of Other Indebtedness, Recent Developments and Web Site Disclosures" and "Description of Business--Proprietary Rights" in the Form 10-KSB.

    Access to Biotechnology.  Breakthroughs in biotechnology have led to the
    -----------------------
introduction of new, improved and specialized seeds in other seed sectors, such as corn, soybeans and cotton. The Company believes that similar breakthroughs in biotechnology will also lead to the introduction of enhanced seeds in the forage and turfgrass sectors. The Company's objective is to become the licensee or partner of choice for owners of value-added genetic traits in order to accelerate the introduction of these traits to its customers through biotechnologically enhanced products. In addition to the risks described above under "Development of New Products" and "Market Acceptance" there can be no assurance that the Company will succeed in its efforts to license biotechnology genes and develop commercial products from such licenses. The Company's inability to develop or market products through biotechnology at prices sufficient to recover its costs and generate adequate returns on capital could have a material adverse affect on the Company's future business, financial condition and results of operations. See "Acquisitions, Description of Other Indebtedness, Recent Developments and Web Site Disclosures" and "Description of Business--Proprietary Rights" in the Form 10-KSB.

    Competition.  The seed industry and the field of agricultural technology are
    -----------
both highly competitive. The Company competes in the forage and turfgrass seed sectors primarily on the basis of price, product quality and service. The major agricultural seed companies in the United States focus their sales around hybrid seed corn (Pioneer Hi-Bred International, DEKALB Genetics

Corporation, Novartis AG and Mycogen Corporation), cotton seed (Delta and Pine Land Company) and other grain crops. Each of these competitors has national brand name acceptance. In the past, these companies have treated forage and turfgrass seeds as ancillary crops when they compete in the marketplace. This is the opposite of the Company's business strategy, which is to treat forage and turfgrass seed as its primary product. Therefore, the Company's major competitors in the forage and turfgrass seed sectors currently are large regional companies and numerous small family seed businesses. However, any of the major agricultural seed companies may decide to intensify their efforts in the forage and turfgrass seed sector. Management believes that as the Company's acquisition strategy becomes better known in the seed industry, the competition for acquisitions, sales, facilities and personnel will intensify. In the alfalfa seed industry, the largest United States competitors are Cenex/Land O'Lakes/Research Seed, Helena/AgriPro, Pioneer and Cal/West Seeds, each of which has annual alfalfa seed sales estimated to be between $20 and $60 million. The Company's largest competitors for forages other than alfalfa are FFR Research and its farm cooperative members. There are also small family owned businesses that are strong competitors in small geographic areas. The Company has a number of competitors for cool-season turfgrass seed that have annual sales of between $20 and $80 million. Most of these companies are regional companies with only Pennington Seed and O.M. Scott having national brand name acceptance.

    The Company currently competes with, and in the future expects that it will continue to compete with, companies with substantially greater financial, marketing, personnel and research and development resources than those of the Company. There can be no assurance that the Company will be able to compete successfully against such companies. These competitive factors could have a material adverse effect on the Company's business, results of operation and/or financial condition. See "Description of Business--Competition" in the Form 10-SKB.

      Lack of Historical Profitability; Accumulated Deficit.  The Company has
      ------------------------------------------------------
reported only three profitable quarters since becoming a publicly owned company in September 1993. Potential investors should be aware that over the life of the Company, the Company has not reported a profitable fiscal year and has failed to show consistent profitability. The Company had an accumulated deficit of $8,107,447 at March 31, 1998.

    Substantial Indebtedness; Effects of Financial Leverage.  The Company has
    -------------------------------------------------------
indebtedness that is substantial in relation to its stockholders' equity, as well as interest and debt service requirements that are significant compared to its cash flow from operations. As of March 31, 1998, on a pro forma basis reflecting acquisitions completed after March 31, 1998 and the Pending Acquisitions, including related financing of such acquisitions, the Company had approximately $126.7 million of short-term debt and long-term obligations outstanding. The Company is permitted to incur up to $100 million (subject to borrowing base computation and compliance with certain financial covenants) of indebtedness under its Revolving Credit Facility. As of August 13, 1998, the Company had borrowed approximately $53 million under the Revolving Credit Facility. See "Acquisitions, Description of Other Indebtedness, Recent Developments and Web Site Disclosures."

    The degree to which the Company is leveraged could have important consequences to holders of its securities including, but not limited to the following: (i) the Company's level of indebtedness could make it more difficult for the Company to satisfy its obligations with regard to indebtedness; (ii) the Company's level of indebtedness could increase its vulnerability to general adverse economic and industry conditions; (iii) a substantial portion of the Company's cash flow from operations must be dedicated to debt service and will not be available for operations and other purposes; (iv) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, research and development, or general corporate purposes may be impaired; (v) the Company's leverage position and covenants contained in the Revolving Credit Facility could limit the Company's ability to expand, compete and make capital improvements; and (vi) the Company's borrowings under the Revolving Credit Facility are and will continue to be at variable rates of interest, which exposes the Company to the risk of increased interest rates.

    The Company's ability to pay interest on the Revolving Credit Facility and to satisfy its other obligations will depend upon the Company's future financial and operating performance, which, in turn, will be affected by prevailing economic conditions and financial, business, competitive, regulatory and other factors, many of which are beyond the Company's control. The Company's cash flow from operations has not been sufficient to meet its debt service obligations in the past, without equity and debt financings. There can be no assurance that the Company will have sufficient funds in the future to meet its obligations under the Revolving Credit Facility and any other indebtedness that the Company may incur. This is particularly true as the Company continues to expand its operations. If the Company is unable to service its indebtedness, it will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, scaling back the Company's expansion efforts, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on terms acceptable to the Company, if at all. See "MD&A."

      Restrictions Imposed by Terms of Certain Indebtedness.  The Revolving
      -----------------------------------------------------
Credit Facility contains certain restrictive covenants that will affect, and in many respects significantly limit or prohibit among other things, the ability of the Company to incur indebtedness, make prepayments of certain indebtedness, pay dividends, make investments, engage in certain transactions with affiliates, create liens, sell assets and engage in mergers and consolidation. The collateral securing borrowings under the Revolving Credit Facility consists of substantially all the assets of the Company except fixed assets and real estate. The Revolving Credit Facility also requires the Company to maintain specified financial ratios and to satisfy certain financial condition tests. The Company's ability to meet those financial ratios and financial condition tests can be affected by events beyond its control, and there can be no assurance that the Company will meet those tests. A breach of any of these covenants could constitute an event of default under the Revolving Credit Facility. Upon the occurrence of an event of default under the Revolving Credit Facility, the lenders thereunder could elect to declare all amounts outstanding thereunder, together with accrued interests, to be immediately due and payable. If the indebtedness under the Revolving Credit Facility were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay such indebtedness and other indebtedness of the Company. If ABT were unable to repay those amounts, the lenders under the Revolving Credit Facility could proceed to foreclose their security interest in the collateral securing the indebtedness thereunder. The ability of the Company to comply with the restrictions and covenants in the Revolving Credit Facility, will be dependent upon the Company's future performance and various other factors, certain of which (e.g. the general economy and the weather) are beyond its control. See "Acquisitions, Description of Other Indebtedness, Recent Developments and Web Site Disclosures."

      Need for Future Capital.  The Company's capital requirements have been and
      -----------------------
are expected to continue to be significant. The Company currently believes that it will need additional funding, both debt and equity, together with available borrowings under the Revolving Credit Facility to enable the Company to fund its current operations and the consummation of anticipated acquisitions during the next 12 months. The Company's future capital requirements will depend on numerous factors including, but not limited to, the timing and cost of any future acquisitions and the time and cost involved in integrating the Company's acquisitions and growing the Company's existing operations. In the event that the Company's plans or assumptions change or prove to be inaccurate, and the funds available to the Company prove to be insufficient to fund the Company's growth and operations, then some or all of the Company's development and expansion plans could be delayed or abandoned, or the Company could be required to seek additional funds earlier then currently anticipated. See "MD&A."

    Dependence on Key Personnel.  The success of the Company is largely
    ---------------------------
dependent upon the efforts, abilities and expertise of Dr. Johnny R. Thomas, Chief Executive Officer, as well as each of the Company's five other executive officers. The loss of any of these key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has obtained a key-man life insurance policy in the amount of $3 million on the life of Dr. Thomas. The Company's prospects depend upon its ability to attract and retain qualified marketing, financial, management information system, and other technical personnel. Competition for such personnel is intense and there can be no assurance that the Company will be successful in attracting or retaining such personnel. See "Management" in the Form 10-KSB.

      Cyclical Nature of Agricultural Products.  Most agricultural products,
      ----------------------------------------
including forage and turfgrass seed, are commodities that are subject to wide fluctuations in price based on supply of the products and demand for, in this case, the raw or processed seed. Furthermore, the demand for seed is dependent on the demand of farmers, which is influenced by the general farm economy. The production of seed is subject to a variety of nature's adversities including drought, wind, hail, disease, insects, early frost and numerous other forces that could adversely affect the growing of seed in any growing season, resulting in larger fluctuations in results of operations between quarters. See "Management's Discussion and Analysis or Plan of Operations--Seasonality of Business and Quarterly Comparisons" in the Form 10-KSB.

    Seasonality of Quarterly Results.  The Company's seed business is subject to
    --------------------------------
wide seasonal fluctuations that reflect the typical purchasing and growing patterns for forage and turfgrass crops. In addition, weather affects commodity prices, seed yields and planting decisions by farmers. Results of operations from quarter to quarter will not necessarily reflect the results for the entire year and are not necessarily indicative of results that may be expected for any other interim period. Management believes that quarterly sales will continue to fluctuate significantly depending on, among other things, the breakdown of the Company's sales between the forage and cool-season turfgrass sectors for any specific period of time. See "Management's Discussion and Analysis or Plan of Operations--Seasonality of Business and Quarterly Comparisons" in the Form 10-KSB.

    Government Regulation.  The Company's operations are directly and indirectly
    ----------------------
subject to various Federal and state environmental controls and regulations. Management believes that the Company is in substantial compliance with existing environmental regulations, but can give no assurance that it can maintain such compliance without incurring substantial cost and expense if additional laws and regulations are enacted or promulgated.

    While not affecting the Company's operations, certain government regulations may have an effect on the demand for the Company's products. For example, from time to time the federal government has imposed restrictions on the sale of certain commodities to certain countries, including commodities the seed for which are produced by the Company. In addition, United States government agricultural policies are designed to maintain a balanced supply and demand for certain commodities by regulating planted acreage through set-asides in certain crops. Adherence to set-asides is the basis for farmers' eligibility for government subsidy payments and other benefits. An increase in the set-aside for a crop generally reduces farmer demand for seed for that crop, and a decrease in the set-aside generally increases demand for that seed. In addition, other government policies, such as subsidizing export sales of certain commodities, ultimately affect seed sales. Certain of the Company's sales of seed are subject to demand swings resulting from changes in these programs.

    Adoption of regulations regarding the allocation of water in California, Arizona and other states with limited water supplies could result in a reduction of the number of acres planted with various crops, reducing the demand for the Company's products in those states.

    The development of seed of genetically altered plants is regulated by the United States Department of Agriculture, the Food and Drug Administration, the Environmental Protection Agency (the "EPA"), and various state agencies. These Federal agencies require permits for field testing; the EPA also regulates insecticide and herbicide products. The Company is not aware of any pending legislation that would materially impact either its traditional product development or commercialization of seed from genetically altered plants. There can be no assurance that regulatory agencies administering existing or future regulations or legislation will allow the Company to produce and market genetically engineered seed, if at all, in a timely manner or under technically or commercially feasible conditions. The Company's inability to produce such seed could have a material adverse effect on the Company.

    Adverse Effect of Potential Future Sales of Common Stock.  Of the Company's
    --------------------------------------------------------
37,424,477 issued and outstanding shares of Common Stock as of August 7, 1998, approximately 7,844,000 shares are "restricted securities" as that term is defined under Rule 144 under the Securities Act. All but 975,000 of these restricted shares have been registered for resale under the Securities Act. Approximately 7,630,000 additional shares of Common Stock are issuable without restriction upon exercise of outstanding options as of August 7, 1998 and have been registered under the Securities Act. The Company is unable to predict the effect that sales made under Rule 144, sales made pursuant to registration statements, or otherwise, may have on the then existing market price of the Company's securities. The possibility exists that the sale of any of these Securities, or even the potential for such sales, may be expected to have a depressive effect on the price of the Company's securities in any public trading market. Any such depressive effect could impair the Company's ability to raise additional equity capital.

    Public Market Risks; Possible Volatility of Securities Prices.  The market
    -------------------------------------------------------------
price for the Company's securities has been and may continue to be volatile. Factors such as the Company's financial results, financing efforts, changes in earnings estimates by analysts, conditions in the Company's business and various factors affecting the agriculture industry generally may have a significant impact on the market price of the Company's securities. Additionally, in the last several years, the stock market has experienced a high level of price and volume volatility, and market prices for many companies, particularly small and emerging growth companies, the common stock of which trades in the over-the-counter market, have experienced wide price fluctuations and volatility that have not necessarily been related to the operating performance of such companies themselves. Any such fluctuations or general economic and market trends could adversely affect the price of the Company's securities. In view of the foregoing factors, in some future quarters the Company's operating results may be below the expectations of public market analysts and investors. In that event, the price of the Company's securities would likely be materially adversely affected. See "Market for Common Equity and Related Stockholder Matters" in the Form 10-KSB.

    Immediate Substantial Dilution.  The Company's present stockholders acquired
    ------------------------------
their shares of Common Stock at costs substantially below the offering price of the Common Stock to be sold by the Selling Shareholders. Therefore, investors purchasing Common Stock in this offering will incur an immediate and substantial dilution in pro forma net tangible book value per share. Net tangible book value per share is equal to the total tangible assets of the Company less total liabilities divided by the number of shares of Common Stock outstanding.

    Management Information Systems and the Year 2000 Risks.  As a result of the
    ------------------------------------------------------
acquisitions completed to date, the Company currently has several different data processing systems. These systems were implemented by the individual operating units that were subsequently acquired by the Company. The Company has made a preliminary assessment of the impact on these systems of reaching the Year 2000. While some of these systems will accommodate the Year 2000, others will not.
The Company is in the process of integrating these systems into one Company wide information system and has contracted for software, hardware and consulting services to implement an enterprise resource planning system ("ERP") to meet all information system requirements. The cost of this implementation is not expected to exceed $4 million. The Company believes that it has allocated adequate resources for this purpose. The ERP system currently being implemented is designed to be Year 2000 compliant and to ensure the Company's computer systems and applications will function properly beyond 1999. The Company expects its Year 2000 program to be successfully completed on a timely basis prior to January 1, 2000. There can, however, be no assurance that this will be accomplished.

          The ability of third parties with whom the Company transacts business to adequately address their Year 2000 issues is outside the Company's control. The Company is taking steps to confirm that the systems of its suppliers and customers are Year 2000 compliant and to determine whether the nature of any non-compliance would have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the failure of the Company or such third parties to adequately address their respective Year 2000 issues will not have a material adverse effect on the Company's business, financial condition, cash flows and results of operations. See "MD&A."

                              SELLING SHAREHOLDERS

    The shares of Common Stock to which this Prospectus relates are being registered for reoffers and resales by the Selling Shareholders who have acquired or may acquire such shares of Common Stock upon exercise of Options granted or to be granted under the 1994 Plan or shares issued or issuable under the Company's Employee Stock Bonus Plan (collectively, the "Plans"), or shares issuable pursuant to stock option agreements outside of the 1994 Plan in connection with the acquisition by the Company of other entities and as inducements to employ persons not previously employed by the Company. The Selling Shareholders named below may resell all, a portion, or none of such shares.

    Participants under the Plans who are deemed to be "affiliates" of the Company who acquire Common Stock under the Plans may be added to the Selling Shareholders listed below from time to time by use of a prospectus supplement filed pursuant to Rule 424(b) under the Securities Act. An "affiliate" is defined in Rule 405 under the Securities Act as a "person that directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with," the Company.

    The table below sets forth information as of August 7, 1998, based upon information obtained from the Selling Shareholder named below, the number of shares of Common Stock beneficially owned before and after the sale of the Shares offered hereby; the number of Shares to be sold; and the percent of the outstanding shares of Common Stock owned before and after the sale of the Shares offered hereby. Each Selling Shareholder's relationship to the Company is set forth in a footnote to the table.

                                          SHARES BENEFICIALLY                                      SHARES BENEFICIALLY
                                          -------------------                                      -------------------
                                                OWNED                                                     OWNED
                                                -----                                                     -----
                                        PRIOR TO OFFERING (1)(3)                                  AFTER OFFERING (1)(3)
                                        ------------------------                                  ---------------------

    SELLING SHAREHOLDERS                NUMBER           PERCENT        SHARES TO BE SOLD         NUMBER        PERCENT
    --------------------                ------           -------        -----------------         ------        -------
                                                                         IN OFFERING (2)
                                                                         ---------------
Johnny R. Thomas (4)                  2,025,207(6)         5.4%             623,500 (5)         1,401,707         3.7%

John C. Francis (4)                   1,014,815            2.7%             575,000 (5)           439,815         1.2%

Scott J. Loomis                       1,174,207            3.1%             900,000 (5)           274,207           *
6941 North Finger Rock Place
Tucson, AZ  85718

Henry A. Ingalls (4)                  1,302,378(7)         3.4%           1,250,000 (7)            52,378           *

Kathleen L. Gillespie (4)               950,000(8)         2.5%           1,050,000                     0           *

Kent Schulze                            105,000(9)          *               425,000                     0           *
2621 Irving Avenue S.
Minneapolis, MN 55408

Thomas B. Rice                          105,000(10)         *               500,000                 5,000           *
64 Twin Lakes Road
Waterford, CT 06385


James W. Hopkins                         25,000             *                   25,000                  0           *
2190 S. Uecker #615
Lewisville, TX 75067

Richard P. Budd                         711,368(11)        1.9%                 20,000            701,368          1.9%
2325 South Stratford
Winston-Salem, NC 27103

_____________________
*    Less than 1%.

(1) Unless otherwise noted, the Company believes that each Selling Shareholder has sole voting and investment power with respect to all shares of Common Stock beneficially owned, subject to community property laws, where applicable. Each Selling Shareholder is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of determination upon the exercise of warrants or options. The percentage ownership of each Selling Shareholder is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date of determination have been exercised.

(2) Does not constitute a commitment to sell any or all of the stated number of shares of Common Stock. The number of Shares offered hereby shall be determined from time to time by each Selling Shareholder at his/her sole discretion.

(3)  Based on 37,424,477 shares outstanding as of August 7, 1998.

(4) This person's address is c/o AgriBioTech, Inc., 120 Corporate Park Drive, Henderson, NV 89014.

(5)  Shares issued upon prior exercise of stock options.

(6) Includes an aggregate of 228,500 shares of Common Stock gifted by Dr. Thomas to his wife and children over which he retains voting power and disposition power until the expiration of any lock-up agreement between Dr. Thomas and any potential underwriter and up to 60,000 shares of Common Stock which Dr. Thomas intends to gift to unaffiliated non-for-profit charities.

(7) Includes 1,225,000 shares issuable upon exercise of currently exercisable options (475,000 for cash only) and 13,000 shares held by Mr. Ingalls' minor child for which Mr. Ingalls disclaims beneficial ownership. Includes 25,000 shares issued upon prior exercise of stock options.

(8) Includes 950,000 shares issuable upon exercise of currently exercisable options (300,000 for cash only). Excludes 100,000 shares underlying options not currently exercisable.

(9) Includes 105,000 shares issuable upon exercise of currently exercisable options, but excludes 320,000 shares underlying options not currently exercisable.

(10) Includes 100,000 shares issuable upon exercise of currently exercisable options, but excludes 400,000 shares underlying options not currently exercisable.

(11) Includes 701,368 shares issued on January 6, 1998, in connection with the Company's acquisition of Lofts Seed, Inc. and related entities. Mr. Budd disclaims beneficial ownership of 1,298,632 shares owned by other former shareholders of the acquired entities, including the Richard P. Budd Irrevocables Living Trust. Also includes 10,000 shares issuable upon exercise of options granted January 6, 1998 when Mr. Budd became a Director of the Company, but excludes 10,000 shares issuable upon exercise of options not exercisable within 60 days of the date of this Prospectus.

                             PLAN OF DISTRIBUTION

     The Options and/or Shares are being sold by the Selling Shareholders for their own accounts. The Shares and a portion of the Options may be sold or transferred for value by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest to the Selling Shareholders, in one or more transactions on the Nasdaq National Market (or any successor stock exchange), in negotiated transactions or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The Selling Shareholders may effect such transactions by selling the Options and/or Shares to or through brokers-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Options and/or Shares for whom such broker-dealers may act as agent (which compensation may be less than or in excess of customary commissions). The Selling Shareholders and any broker-dealers that participate in the distribution of the Options and/or Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Options and/or Shares sold by them may be deemed to be underwriting discounts and commissions under the Securities Act.

     There can be no assurance that any of the Selling Shareholders will sell any or all of the Shares of Common Stock offered by them hereunder.


                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby has been passed upon for the Company by Snow Becker Krauss P.C., 605 Third Avenue, New York, New York 10158-0125. Snow Becker Krauss P.C. owns 43,823 shares of the Company's Common Stock and individual members of the firm own additional shares of Common Stock.


                                    EXPERTS

     The consolidated financial statements of AgriBioTech, Inc. as of June 30, 1997 and 1996 and for the years then ended and the nine-month period ended June 30, 1995, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to the retroactive effect of a change in accounting for convertible preferred stock.

     The financial statements of Beachley Hardy Seed Company as of December 31, 1995 and 1994 and for the years then ended, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The combined financial statements of Germain's Inc. and W-L Research, Inc. as of September 30, 1995 and 1994 and for the years then ended have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of E.F. Burlingham & Sons as of December 31, 1996 and for the year then ended, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Olsen Fennell Seeds, Inc. as of December 31, 1996 and for the year then ended have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The combined financial statements of Seed Corporation of America, Inc. and Green Seed Company Limited Partnership as of December 31, 1997 and 1996 and for the years then ended have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Lofts Seed, Inc. as of November 30, 1997 and December 31, 1996 and for the eleven-month period ended November 30, 1997 and the six-month period ended December 31, 1996 have been incorporated by reference herein in reliance upon the report of Cannon & Company, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Lofts Seeds, Inc. as of June 30, 1996 and 1995 and for the years then ended have been incorporated by reference herein in reliance upon the report of Amper, Politziner & Mattia, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Budd Seed, Inc. as of November 30, 1997 and December 31, 1996 and 1995 and for the eleven-month period ended November 30, 1997 and the years ended December 31, 1996 and 1995 have been incorporated by reference herein in reliance upon the report of Cannon & Company, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The financial statement of Willamette Seed Co. as of June 30, 1997 and 1996 and for the years then ended have been incorporated by reference herein in reliance on the report of Price, Koontz & Davies, P.C., independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Van Dyke Seed Company, Inc. as of December 31, 1997 and for the year then ended, have been incorporated by reference herein in reliance upon the report of Jones & Roth P.C., independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The combined financial statements of Zajac Performance Seeds, Inc. et al. as of December 31, 1997 and for the year then ended, have been incorporated by reference herein in reliance upon the report of Ludwig Bulmer Seifert & Lane, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Ramy Commercial Properties, Inc. and Subsidiary as of June 30, 1997 and 1996, and for the years then ended, have been incorporated by reference herein in reliance upon the report of Hawkins, Ash, Baptie & Company, LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Oseco Inc. as of June 30, 1997 and for the year then ended, have been incorporated by reference herein in reliance upon the report of KPMG, chartered accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

                                    PART II

              INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents By Reference

    The Company has filed the following documents with the Commission, all of which are incorporated by reference into and made a part of this Prospectus:

      (i) the Company's Annual Report on Form 10-KSB (as amended on October 24, 1997, February 17, 1998 and August 11, 1998) for the fiscal year ended June 30, 1997 ("Form 10-KSB");

      (ii) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996 (as amended on July 12, 1996), September 30, 1997 (as amended on February 17, 1998 and August 11, 1998), December 31, 1997 (as amended on February 17, 1998 and August 11, 1998) and March 31, 1998 (as amended on August 11, 1998) ("Forms 10-Q");

      (iii) the Company's Current Reports on Form 8-K for October 30, 1996 (as amended on January 13, 1997, February 17, 1998 and August 11, 1998), May 15, 1997 (as amended on July 29, 1997, February 17, 1998 and August 11, 1998), June 18, 1997, August 22, 1997 (as amended on September 26, 1997, February 17, 1998 and August 11, 1998), October 22, 1997, December 1, 1997, January 6, 1998 (as amended on March 10, 1998, March 30, 1998 and August 11, 1998), January 9, 1998 (as
            amended on March 10, 1998, March 30, 1998 and August 11, 1998), January 26, 1998, (as amended on March 30, 1998 and August 11,
            1998), March 31, 1998, April 8, 1998, May 22, 1998, June 23, 1998
            and August 11, 1998 ("Forms 8-K");

      (iv) the description of the Company's Common Stock, $.001 par value, contained in the Company's Registration Statement on Form 8-A (File No. 0-19352), filed July 11, 1995, pursuant to Section 12(g) of the Exchange Act including any amendment or report filed for the purpose of updating such information;

      (v) the Company's Proxy Statement dated January 20, 1998 for its Annual Meeting held on February 23, 1998; and

      (vi) all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment that indicates that all the securities offered hereby have been sold or that deregisters all the securities remaining unsold.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein may be modified or superseded for purposes of this Prospectus by a statement contained in this Prospectus or in any other document that is filed after the date of this Prospectus that also is or is deemed to be incorporated by reference herein. Any statement that is so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as modified or superseded.

    The making of a modifying or superseding statement shall not be deemed an admission that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make any statement not misleading in light of the circumstances in which it was made.

    Copies of all documents that are incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon a written or oral request to AgriBioTech, Inc., Attention: Secretary, 120 Corporate Park Drive, Henderson, NV 89014; telephone number (702) 566-2440.

Item 7.   Exemption From Registration Claimed.

          All restricted shares to be resold pursuant to this Registration Statement were issued upon exercise of stock options by officers or employees of the Company. Upon exercise of their options, such persons were afforded all of the information available in a registration statement. Accordingly, exemption from registration is claimed under Section 4(2) of the Securities Act of 1933, as amended.


Item 8.   Exhibits.

Exhibit No.                       Description of Exhibit
-----------                       ----------------------

    4.1                1994 Employee Stock Option Plan.(1)

    4.2                Employee Stock Bonus Plan.(1)

    4.3 Stock Option Agreement dated as of December 20, 1995 between the Company and Kathleen L. Gillespie (ISOs).(2)

    4.4 Stock Option Agreement dated as of December 20, 1995 between the Company and Kathleen L. Gillespie (NQSOs).(2)

    4.5 Stock Option Agreement dated as of February 13, 1996 between the Company and Henry A. Ingalls.(2)

    4.6 Form of Stock Option Agreement dated as of March 11, 1996 between the Company and each of (i) Johnny R. Thomas;
                       (ii) John C. Francis; and (iii) Scott J. Loomis.(2)

    4.7 Form of Stock Option Agreement dated May 8, 1996 between Company and each of (i) Kent Schulze; (ii) Byron D. Ford; and (iii) James Hopkins and between the Company and Richard P. Budd dated January 6, 1998.(2)

    4.8 Form of Incentive Stock Option Agreement used pursuant to the 1994 Plan.(2)

    4.9 Form of Non-Qualified Stock Option Agreement used pursuant to the 1994 Plan.(2)

    4.10               Form of Non-Plan Stock Option Agreement.(2)

   *4.11               Amendment to AgriBioTech Inc. 1994 Stock Option Plan.

  * 5.1                Opinion of Snow Becker Krauss P.C.

  * 23.1               Consent of KPMG Peat Marwick LLP.

  * 23.2               Consent of Cannon & Company

  * 23.3               Consent of Price, Koontz & Davies, P.C.

  * 23.4               Consent of Amper, Politziner & Mattia

  * 23.5               Consent of KPMG, chartered accountants

  * 23.6               Consent of Jones & Roth, P.C.

  * 23.7               Consent of Ludwig Bulmer Seifert & Lane

  * 23.8               Consent of Hawkins, Ash, Baptie & Company, LLP

  * 23.9               Consent of Snow Becker Krauss P.C. (included in Exhibit
                       5.1 hereto).

  * 24.1 Powers of Attorney (included on the signature page of this Registration Statement).

------------------------
*  Filed with this Post-Effective Amendment.

(1) Incorporated by reference to the Company's Registration Statement on Form SB-2 for April 29, 1994, as amended (333-78470-NY).

(2) Incorporated by reference to the Form S-8 Registration Statement (No. 333-07123).

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Henderson, State of Nevada, on August 13, 1998.

                              AGRIBIOTECH, INC.

                              By:  /s/ Henry A. Ingalls
                                  -------------------------------
                                  Henry A. Ingalls
                                  Vice President (Chief Financial Officer)

                               POWER OF ATTORNEY

     Each of the undersigned hereby authorizes Johnny R. Thomas and Henry A. Ingalls, as his true and lawful attorneys-in-fact, to sign this Post-Effective Amendment No. 2 and all further amendments (including post-effective amendments) to the Form S-8, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

   Signature                            Title                          Date
   ---------                            -----                          ----

   /s/ Johnny R. Thomas      Chairman  of the Board (Principal         August 13, 1998
--------------------------
Johnny R. Thomas             Executive Officer) and Director

   /s/ Kent Schulze          President and Director                    August 13, 1998
--------------------------
Kent Schulze

   /s/ Henry A. Ingalls      Vice President and Treasurer (Principal   August 13, 1998
--------------------------
Henry A. Ingalls             Financial and Accounting Officer)

   /s/ Scott J. Loomis       Vice President and Director               August 13, 1998
--------------------------
Scott J. Loomis

   /s/ John C. Francis       Vice President, Secretary and Director    August 13, 1998
--------------------------
John C. Francis

   /s/ James W. Hopkins      Director                                  August 13, 1998
--------------------------
James W. Hopkins

   /s/ Richard P. Budd       Director                                  August 13, 1998
--------------------------
Richard P. Budd

                                 EXHIBIT INDEX


Exhibit No.                       Description of Exhibit
-----------                       ----------------------

    4.1                1994 Employee Stock Option Plan.(1)

    4.2                Employee Stock Bonus Plan.(1)

    4.3 Stock Option Agreement dated as of December 20, 1995 between the Company and Kathleen L. Gillespie (ISOs).(2)

    4.4 Stock Option Agreement dated as of December 20, 1995 between the Company and Kathleen L. Gillespie (NQSOs).(2)

    4.5 Stock Option Agreement dated as of February 13, 1996 between the Company and Henry A. Ingalls.(2)

    4.6 Form of Stock Option Agreement dated as of March 11, 1996 between the Company and each of (i) Johnny R. Thomas;
                       (ii) John C. Francis; and (iii) Scott J. Loomis.(2)

    4.7 Form of Stock Option Agreement dated May 8, 1996 between Company and each of (i) Kent Schulze; (ii) Byron D. Ford; and (iii) James Hopkins and between the Company and Richard P. Budd dated January 6, 1998.(2)

    4.8 Form of Incentive Stock Option Agreement used pursuant to the 1994 Plan.(2)

    4.9 Form of Non-Qualified Stock Option Agreement used pursuant to the 1994 Plan.(2)

    4.10               Form of Non-Plan Stock Option Agreement.(2)

   *4.11               Amendment to AgriBioTech Inc. 1994 Stock Option Plan.

  * 5.1                Opinion of Snow Becker Krauss P.C.

  * 23.1               Consent of KPMG Peat Marwick LLP.

  * 23.2               Consent of Cannon & Company

  * 23.3               Consent of Price, Koontz & Davies, P.C.

  * 23.4               Consent of Amper, Politziner & Mattia

  * 23.5               Consent of KPMG, chartered accountants

  * 23.6               Consent of Jones & Roth, P.C.

  * 23.7               Consent of Ludwig Bulmer Seifert & Lane

  * 23.8               Consent of Hawkins, Ash, Baptie & Company, LLP

  * 23.9               Consent of Snow Becker Krauss P.C. (included in Exhibit
                       5.1 hereto).

    24.1 Powers of Attorney (included on the signature page of this Registration Statement).


------------------------
 *  Filed with this Post-Effective Amendment.

(1) Incorporated by reference to the Company's Registration Statement on Form SB-2 for April 29, 1994, as amended (333-78470-NY).

(2) Incorporated by reference to the Form S-8 Registration Statement (No. 333-07123).